NEWS

Sequans Closes $384 Million Strategic Investment
to Launch Bitcoin Treasury Initiative

Raise consists of $195 Million PIPE and $189 Million in Convertible Debentures

Will Use Net Proceeds to Launch Treasury Strategy Focused on Bitcoin

Transaction Reflects Strong Conviction in Bitcoin as a Premier Asset and Compelling Long-Term Investment

Paris – July 8, 2025 – Sequans Communications S.A. (NYSE: SQNS) (“Sequans” or the “Company”), a leading developer and provider of 5G/4G IoT semiconductors and modules, today announced the successful closing of its previously announced debt and equity private placement offerings (the “Offering”) for total investment of $384 million with participation from over 40 institutional investors to implement a bitcoin treasury initiative.

This marks a major milestone in Sequans’ strategic expansion into digital assets. All net proceeds from the Offering will be used to purchase bitcoin, initiating the first phase of the Company’s previously announced bitcoin treasury strategy, and for general corporate purposes associated with purchasing bitcoin, subject to the security and collateral requirements of the Offering.

The Offering included the sale of 139,444,614 American Depositary Shares (the “ADSs”), each ADS representing 10 ordinary shares, nominal value €0.01 per share, of the Company (the “Ordinary Shares”) (or pre-funded warrants in lieu thereof), and common warrants to purchase up to 20,916,680 ADSs (or pre-funded warrants in lieu thereof) exercisable within 90 days of the closing of the Offering, at a combined purchase price of $1.40 per ADS and common warrant, contributing $195 million to the gross proceeds. It also included the issuance of $189 million in principal amount of secured convertible debentures due July 7, 2028 at an original issue discount of four percent, and common warrants to purchase up to 20,249,997 ADSs (or pre-funded warrants in lieu thereof) exercisable within 90 days of the closing of the Offering, bringing total gross proceeds received by the Company to approximately $376 million. The secured convertible debentures are convertible into Ordinary Shares (or pre-funded warrants in lieu thereof) at a conversion price of $2.10 per ADS, subject to adjustment as provided therein.

The common warrants have an exercise price of $1.40 per ADS. If all common warrants are exercised in full, the Company would receive approximately $57.6 million in additional gross proceeds, which would also be used primarily to purchase bitcoin.

“With the closing of this financing, we are excited to begin executing our bitcoin treasury strategy,” said Georges Karam, CEO of Sequans. “We believe bitcoin’s unique properties will enhance our financial resilience and create long-term value for our shareholders. Our intention is to continue acquiring bitcoin in the future, using excess cash generated from our core business operations and additional proceeds.”

To implement this initiative, Sequans expects to partner with Swan Bitcoin, a premier Bitcoin financial services platform and institutional services provider, leveraging its expertise to ensure secure execution, robust governance, and market transparency.

Northland Capital Markets and B. Riley Securities served as joint lead placement agents for the Offering. Yorkville Securities served as a placement agent for the Offering.

Lowenstein Sandler LLP acted as U.S. legal counsel and ARCHERS (AARPI) acted as French legal counsel to the Company. Goodwin Procter, LLP acted as U.S. and French legal counsel to the placement agents.

NEWS
The securities described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated thereunder and, along with the Ordinary Shares represented by ADSs underlying the secured convertible debentures, the pre-funded warrants and the common warrants, have not been registered under the Securities Act, or applicable state securities laws. Accordingly, such securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. Pursuant to registration rights agreements with investors, the Company agreed to file resale registration statements covering the securities described above.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Sequans
Sequans Communications S.A. (NYSE: SQNS) is a leading semiconductor company specializing in wireless cellular technology for the Internet of Things (IoT). Our engineers design and develop innovative, secure, and scalable technologies that power the next generation of connected devices. We offer a wide range of solutions, including chips, modules, IP, and services. Our LTE-M/NB-IoT, 4G LTE Cat 1bis, and 5G NR RedCap/eRedCap platforms are optimized for IoT, delivering breakthroughs in wireless connectivity, power efficiency, security, and performance. Established in 2003, Sequans is headquartered in France and has a global presence with offices in the United States, United Kingdom, Switzerland, Israel, Hong Kong, Singapore, Finland, Taiwan, and China.

Visit Sequans at sequans.com and follow us on LinkedIn and X.

About Swan Bitcoin
Swan is one of the USA’s leading Bitcoin-based wealth platforms, serving the fast-growing cohort of Bitcoin investors. Swan’s mission-driven team simplifies Bitcoin custody, security, and investment, delivering elite concierge support, exclusive networking, and industry-leading research. Swan provides concierge OTC service, institutional-level liquidity, Bitcoin treasury strategy and operations, tax-loss harvesting, inheritance planning, retirement accounts, and secure custody options. To learn more, please visit swan.com.

Forward Looking Statements

This press release contains certain statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations and business of Sequans, including, but not limited to, with respect to the use of proceeds from the Offering and the Company’s bitcoin treasury strategy and the exercise of the common warrants for cash prior to their expiration. These forward-looking statements include, but are not limited to, statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” “committed to”, “target,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Sequans in light of its experience and perception of historical trends, current conditions, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be

NEWS
given that such expectations will prove to be correct, and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, potential adverse reactions or changes to business relationships resulting from the completion of the Qualcomm transaction or the Offering. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces, including tariffs and trade wars. If any one or more of these risks or uncertainties materialize or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2024, subsequent filings on Form 6-K and other documents that may be filed from time to time with the SEC. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. Sequans undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.

Contacts

Sequans investor relations:
David Hanover/Gerrick Johnson, KCSA Strategic Communications (USA), +1 212.682.6300, ir@sequans.com

Sequans media relations:
Linda Bouvet (France), +33 170721600 media@sequans.com